510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PolyMet Mining Corp.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	May 14, 2014
Record Date for Voting (if applicable) :	May 14, 2014
Beneficial Ownership Determination Date :	May 14, 2014
Meeting Date:	July 9, 2014
The Port of Vancouver Room, Renaissance
Meeting Location (if available) :	Vancouver Hotel, 1133 West Hastings Street,
Vancouver, British Columbia
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	CA731916102	CA7319161021

Sincerely,

Computershare
Agent for POLYMET MINING CORP.